UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Dragon Victory International Limited

(Name of Issuer)

Ordinary Share

(Title of Class of Securities)

G28365107

(CUSIP Number)

June 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28365107	Page 2 of 7

1.	Names of Reporting Persons. Destiny Links Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands, Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 160,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 160,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%
12.	Type of Reporting Person CO

CUSIP No. G28365107	Page 3 of 7

1.	Names of Reporting Persons. Koulin Han
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization P. R. China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 160,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 160,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%
12.	Type of Reporting Person IN

CUSIP No. G28365107	Page 4 of 7

ITEM 1.

(a) Name of Issuer: Dragon Victory International Limited

(b) Address of Issuer’s Principal Executive Offices: Room 1803, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China

ITEM 2.

(a) Name of Person Filing: This Schedule is filed by Destiny Links Management, Ltd. (“Destiny Links”), a British Virgin Islands exempted limited company, and Koulin Han, the 100% owner of Destiny Links. The foregoing is collectively referred to as the “Reporting Persons.”

(b) Address of Principal Business Office, or if None, Residence: Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

(c) Citizenship: (1) Destiny Links is a British Virgin Islands company; (2) Koulin Han is a P. R. China citizen.

(d) Title of Class of Securities: Ordinary Share

(e) CUSIP Number: G28365107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 160,000

(b) Percent of class: 0.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 160,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 160,000

(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. G28365107	Page 5 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities. On June 16, 2021, Destiny Links sold 1) 300,000 ordinary shares at a price of $1.5 per share, for a total sale price of $450,000 and 2) 300,000 ordinary shares at a price of $1.5 per share, for a total sale price of 450,000. The number of ordinary shares deemed beneficially owned by Destiny Links decreased from 760,000 to 160,000. The number of shares deemed to be beneficially owned Koulin Han also decreased from 760,000 to 160,000 accordingly.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G28365107	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2021
(Date)

Destiny Links Management Limited

/s/ Koulin Han
Name:	Koulin Han
Title:	Sole Director

/s/ Koulin Han
Name:	Koulin Han

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G28365107	Page 7 of 7

EXHIBIT INDEX

Exhibit

A. Joint Filing Agreement, dated September 25, 2017, by and between Destiny Links Management Limited and Koulin Han (incorporated herein by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on September 25, 2017).